 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

 Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material notice
2.	Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Conclusion of Hidrovias’ capital increase: Ultrapar becomes the original controlling shareholder

São Paulo, May 8, 2025 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), in compliance with CVM Resolution 44/21 and in addition to the market announcement disclosed on December 26, 2024, hereby informs that the Instrument of Advance for Future Capital Increase (“AFAC”) made through its subsidiary Ultrapar Logística Ltda. in Hidrovias do Brasil S.A. (“Hidrovias”) was fully integrated into new shares issued by Hidrovias, pursuant to the capital increase approved by its Board of Directors on this date.

Additionally, as a result of the capital increase, Ultrapar Logística owns 682,252,831 common shares issued by Hidrovias, representing approximately 50.15% of its total share capital, thus becoming the first controlling shareholder of Hidrovias since the company’s IPO. Furthermore, Ultrapar Logística does not hold any other securities or derivative instruments referenced to shares issued by Hidrovias, and informs that there are no agreements or contracts governing the exercise of voting rights or the purchase and sale of Hidrovias’ securities.

The beginning of Ultrapar’s exercise of control reinforces its confidence in Hidrovias’ value creation potential and consolidates its role as a long-term strategic shareholder, supporting the company’s growth, governance, and management model, while contributing talent and strategic, operational, administrative, and financial expertise.

Alexandre Mendes Palhares

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUCEMENT

Changes in the organizational structure of Hidrovias

São Paulo, May 8, 2025 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar), informs that Mr. Décio de Sampaio Amaral, who has served as CEO of Ultracargo since 2019, leading the company through a cycle of growth and significant value creation, will now assume the position of CEO of Hidrovias do Brasil (B3: HBSA3), a company controlled by Ultrapar. Mr. Décio will begin the transition process until the end of June 2025, with the current CEO, Mr. Fabio Schettino, who has played a key role in the construction and development of the Company into one of the largest logistics companies in Brazil and will continue to support Hidrovias and Ultrapar as a consultant on regulatory and institutional matters.

Ultrapar also announces that Mr. Fulvius Tomelin, who has been serving as Vice President of Commercial and New Business at Ultracargo, will assume the presidency of the company. Graduated in Business Administration, with a master's degree in International Relations from Ohio University, Mr. Fulvius has extensive executive experience in the fuel and biofuel sectors and recently served as CEO of ALE.

Alexandre Mendes Palhares
Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

(Material notice and Market announcement)